Exhibit (d)(3)

AMENDMENT TO INVESTMENT ADVISORY CONTRACT

AMENDMENT TO
INVESTMENT ADVISORY CONTRACT
Between
FBR FUND FOR GOVERNMENT INVESTORS
And
MONEY MANAGEMENT ADVISERS, INC.

Effective November 1, 2002, the following amendment is hereby made to the Investment Advisory Contract dated April 1, 2001 by and between FBR Fund for Government Investors (the "Fund") and Money Management Advisers, Inc. ("Agreement").

1.       The terminology "gross negligence" in Item 14 of the Agreement, shall be changed to "negligence".  Item 14 is restated as follows:

No provision of this Contract shall be deemed to protect the Manager against any liability to the Fund or its shareholders to which it might otherwise be subject by reason of any willful misfeasance, bad faith or negligence in the performance of its duties or the reckless disregard of its obligations under this Contract.  Nor shall any provision hereof be deemed to protect any director or officer of the Fund against any such liability to which he might otherwise be subject by reason of any willful misfeasance, bad faith or negligence in the performance of his duties or the reckless disregard of his obligations.  If any provision of this Contract shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Contract shall not be affected thereby.

FBR Fund for Government Investors	Money Management Advisers, Inc.

/s/ Susan L. Silva	/s/ Webb C. Hayes, IV
Susan L. Silva	Webb C. Hayes, IV
Vice President and Controller	President

Date:____________